[Intraware, Inc. Letterhead]

July 30, 2001

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	INTRAWARE, INC.
COMMISSION FILE NO. 333-49654 APPLICATION FOR WITHDRAWAL

Dear Mr. Minton:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-49654 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on November 9, 2000, was amended on January 26, 2001 and was subsequently declared effective.

    Pursuant to the Registration Statement, the Registrant registered 451,998 shares of its Common Stock, $0.0001 par value per share (the "Shares"), for resale to the public with a proposed maximum offering price of $3,305,235.38. Approximately 281,222 of such Shares were resold pursuant to this registration. The Registrant is no longer obligated to register the resale of the remaining Shares and accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

    If you have any questions regarding the foregoing application withdrawal, please contact John Moss (925) 253-4515 or John Donahue (650) 565-3824 at Wilson Sonsini Goodrich & Rosati, Professional Corporation, legal counsel to the Registrant in connection with the Registration Statement.

Sincerely,

INTRAWARE, INC.

/s/ Peter H. Jackson
Peter H. Jackson Chief Executive Officer